Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for April 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for April 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In April 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 64.86% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes decreased by 50.55%, 96.39% and 94.34%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 73.18%. Of which, passenger traffic for domestic, regional and international routes decreased by 61.52%, 99.73% and 97.08%, respectively as compared to the same period last year. The passenger load factor was 63.35%, representing a decrease of 19.64 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 18.40 percentage points, 72.46 percentage points and 40.35 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in April 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 27.91% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 15.21% as compared to the same period last year. The cargo and mail load factor was 59.17%, representing an increase of 8.86 percentage points as compared to the same period last year.

In April 2020, the Group terminated the lease of three aircraft, including one A320 aircraft, one A319 aircraft and one EMB190 aircraft. As of the end of April 2020, the Group operated a fleet of 856 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	11	29	6	46
Airbus 320 Series	94	95	124	313
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	19	0	27
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	12	18
ARJ21	1	0	0	1

Total	286	257	313	856

KEY OPERATION DATA OF APRIL 2020

Capacity	April 2020			Cumulative 2020
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	5,826.34	3.69	-61.52	28,473.99	-54.35
Regional	0.82	-83.94	-99.73	176.12	-85.03
International	205.68	-69.99	-97.08	9,803.06	-65.21

Total	6,032.84	-4.39	-73.18	38,453.17	-58.08

RTK (in million)
Domestic	609.82	4.81	-58.66	2,854.75	-52.34
Regional	0.84	-26.97	-97.11	18.56	-83.33
International	458.11	-11.46	-58.97	2,472.58	-41.90

Total	1,068.77	-2.87	-59.22	5,345.89	-48.38

RTK - Cargo and Mail (in million)
Domestic	91.78	5.71	-29.87	367.22	-28.78
Regional	0.77	8.96	-63.20	3.22	-61.13
International	439.82	-3.81	-11.13	1,623.56	-9.32

Total	532.37	-2.27	-15.21	1,994.00	-13.84

Passengers carried (in thousand)
Domestic	3,837.93	6.13	-61.81	18,349.96	-55.07

Regional	0.86	-82.32	-99.63	153.81	-82.99
International	29.65	-77.78	-98.22	2,210.61	-66.41

Total	3,868.43	3.04	-67.61	20,714.38	-57.13

Cargo and mail carried (in thousand tonnes)
Domestic	55.22	5.04	-32.30	222.22	-30.41
Regional	0.77	16.19	-58.36	3.01	-58.78
International	47.75	-3.71	-16.73	182.15	-12.15

Total	103.73	0.89	-26.30	407.39	-23.71

Capacity	April 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	9,030.13	-2.96	-50.55	42,519.56	-43.65
Regional	14.09	-41.76	-96.39	331.40	-78.38
International	478.23	-68.53	-94.34	14,394.34	-57.21

Total	9,522.45	-12.23	-64.86	57,245.30	-48.26

ATK (in million)
Domestic	991.01	-2.84	-52.01	4,770.24	-44.53
Regional	2.92	-16.66	-93.37	40.53	-77.04
International	762.87	3.83	-51.65	3,984.55	-35.25

Total	1,756.80	-0.08	-52.35	8,795.33	-41.09

ATK - Cargo and Mail (in million)
Domestic	178.30	-2.28	-57.74	943.48	-47.82
Regional	1.65	24.55	-81.51	10.70	-72.20
International	719.83	20.38	-11.93	2,689.06	-13.98

Total	899.78	15.10	-27.91	3,643.25	-26.73

Load Factor	April 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	64.52	4.14	-18.40	66.97	-15.68
Regional	5.85	-15.37	-72.46	53.14	-23.61
International	43.01	-2.09	-40.35	68.10	-15.66

Total	63.35	5.19	-19.64	67.17	-15.73

Cargo and Mail Load Factor
Domestic	51.48	3.89	20.46	38.92	10.40

Regional	46.68	-6.68	23.22	30.10	8.57
International	61.10	-15.36	0.55	60.38	3.10

Total	59.17	-10.52	8.86	54.73	8.19

Overall Load Factor (RTK/ATK)
Domestic	61.53	4.49	-9.89	59.84	-9.80
Regional	28.89	-4.08	-37.31	45.79	-17.31
International	60.05	-10.37	-10.71	62.05	-7.11

Total	60.84	-1.74	-10.24	60.78	-8.59

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 May 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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